October 2012 Pricing Sheet dated October 22, 2012 relating to Preliminary Terms No. 393 dated October 22, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433

S T R U C T U R E D I N V E S T M E N T S
Opportunities in International Equities

Contingent Income Auto-Callable Securities Based on the Performance of the EURO STOXX 50® Index due October 25, 2019
With the Coupon and the Payment at Maturity Subject to the Performance of the EURO STOXX 50® Index
PRICING TERMS – OCTOBER 22, 2012
Issuer:	Morgan Stanley
Underlying index:	EURO STOXX 50® Index
Aggregate principal amount:	$7,000,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 22, 2012
Original issue date:	October 25, 2012 (3 business days after the pricing date)
Maturity date:	October 25, 2019
Early redemption:
If, on any redemption determination date, beginning on the third business day preceding October 25, 2013, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Redemption determination dates:	Quarterly, on the third business day preceding each scheduled early redemption date, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:
Quarterly, on the 25th day of each January, April, July and October, beginning October 25, 2013 and ending  July 25, 2019; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Initial index value:	2,531.10, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Contingent quarterly coupon:
A contingent coupon of 8.25% per annum will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the index closing value is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the entire 7-year term of the securities so that you will receive no contingent quarterly coupons.

Barrier level:	1,645.215, which is equal to 65% of the initial index value
Coupon payment dates:
Quarterly, on the 25th day of each January, April, July and October, beginning January 25, 2013; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day

Observation dates:
The third business day preceding each scheduled coupon payment date, beginning with the January 25, 2013 coupon payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	•	If the final index value is greater than or equal to the barrier level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
	•	If the final index value is less than the barrier level: (i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	Final index value divided by the initial index value
CUSIP:	6174823H5
ISIN:	US6174823H50
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$30	$970
Total	$7,000,000	$210,000	$6,790,000
(1)  Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.
“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and  the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 393 dated October 22, 2012                        Product Supplement for Auto-Callable Securities dated October 19, 2012
Index Supplement dated November 21, 2011                          Prospectus dated November 21, 2011
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

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